October 7, 2009	Jonathan M. Ocker (415) 773-5595 jonocker@orrick.com

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 3720

Washington, DC 20549

Attention: Larry Spirgel, Assistant Director

Re:	Robert Half International Inc. Definitive Proxy Statement on Schedule 14A Filed March 25, 2009 File No. 001-10427

Ladies and Gentlemen:

This letter responds to the letter dated September 23, 2009, setting forth the Staff’s comments regarding the Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”) of Robert Half International~~,~~ Inc. (the “Company”) filed on March 25, 2009. For your convenience, we have restated the comments contained in the Staff’s letter. Set forth below are the Company’s corresponding responses to the comments.

1.	We note your response to comment one in our letter dated August 4, 2009 pertaining to your executive compensation disclosure. You state that decisions regarding executive compensation are made using the Compensation Committee’s business judgment, and that “factors considered in one year may not be representative of what may be considered in future years.” Please note you are expected to disclose to investors the reasons underlying the Committee’s decision to award last year’s compensation amounts, and in this regard, your executive compensation disclosure may need to be revised each year to reflect changes in how the Compensation Committee analyzed its list of factors. Therefore, please further revise your proposed disclosure to explain why the Compensation Committee chose to grant to executive officers restricted stock in 2008 with a fair market value equal to the fair market value for the 2007 restricted stock awards. Also, we are unable to agree with your request for disclosure in future filings because our August 4, 2009 comment letter was issued as a follow-up to our original comment letter to you dated May 30, 2008, which requested compliance in future filings.

RESPONSE 1:

As noted in the Compensation Discussion & Analysis, the Compensation Committee, when determining compensation for the coming year, considers a number of factors, including the value of the previous year’s grant, the number of shares granted the previous year, the price of the Company’s stock, the performance of the Company in the prior year, the target EPS the Committee has set for the coming year, the levels of other compensation granted to the executive and the total compensation package for the executive. The Compensation Discussion & Analysis also states that the most important factor is Company performance. Also as noted in the Compensation Discussion & Analysis, the Compensation Committee has set base salaries at modest levels (which, in the case of the Chief Executive Officer and the Chief Financial Officer have not been increased since 1998) and ties incentive compensation directly to performance.

U.S. Securities and Exchange Commission

Attention: Larry Spirgel, Assistant Director

October 7, 2009

The restricted stock grants for 2008 were made by the Compensation Committee at its October 31, 2007 meeting. At that time, when the Committee considered the factors discussed above, it noted that the Company’s earnings per share for the preceding nine months had grown approximately 10% compared to the same period for the prior year, and the Committee expected the Company to finish the year with this growth rate (which indeed happened). Based on this, and keeping in mind the Compensation Committee’s philosophy to pay superior remuneration for superior long term performance, the Committee determined to grant awards with the same dollar value for 2008 as it did for 2007.

Pursuant to your request, attached is draft of the changes to the CD&A disclosure that will appear in the amendment to the Company’s Form 10-K for the year ended December 31, 2008, marked to show the changes for your convenience. The Company will file the Form 10-K/A upon completion of the Staff’s review.

Please do not hesitate to call me at (415) 773-5595 or Keith Waddell, the Company’s Chief Financial Officer, at (650) 234-6221 if you have any questions or would like any additional information regarding this matter.

Very truly yours,

/s/ Jonathan M. Ocker

Jonathan M. Ocker

cc:

Jay Knight, Staff Attorney (Securities and Exchange Commission) (via Facsimile)

M. Keith Waddell, Robert Half International~~,~~ Inc. (via e-mail)

Steven Karel, Robert Half International~~,~~ Inc. (via e-mail)

Brett Cooper, Esq., Orrick, Herrington & Sutcliffe LLP (via e-mail)

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee believes that setting compensation at levels designed to attract and retain key individuals is critical to the success of a personal services business in which there are few tangible assets and in which people represent the true “assets” of the Company. The Committee is also mindful of the fact that the Company’s industry is fractured with a myriad of private firms owned by entrepreneurial individuals or financed by private equity firms representing the Company’s most effective competition in many markets. Successful competitors generate large financial rewards to the owners as the Company knows from its acquisitions of such firms over the years. It is imperative that the Company’s compensation program provide significant cash and equity incentives to its key managers so as to compete with both public and private companies for this talent and the Committee believes the Company’s compensation program achieves this result.

The Committee believes that the Company has an outstanding management team which has produced excellent returns since the inception of the Company’s current business in 1986. The Company’s management has been stable for two decades: five of the executive officers (Messrs. Messmer, Waddell, Gentzkow, Glass and Karel), have been with the Company since the 1980s. Mr. Messmer negotiated the purchase of Robert Half Incorporated, the predecessor to the Company, in 1986 and has been responsible for recruiting the officers and other managers with whom he has directed the growth of the Company ever since that time. This includes the formation of Protiviti, which, since its formation in 2002, has grown from revenues of $18 million in its first full quarter of operation to more than $540 million of annual revenues in 2008. The annual revenues of Robert Half Incorporated at the time of its purchase in 1986 were approximately $7 million. In fiscal 2008, the Company’s revenues were approximately $4.6 billion.

In the opinion of the Compensation Committee, the Company is fortunate to have a group of outstanding leaders who possess not only considerable management talent, but also great entrepreneurial vision as demonstrated by a series of highly successful new divisions added to the Company’s business since 1991, including the aforementioned Protiviti subsidiary. The Committee’s view is that, as a personal services business, it is in the Company’s long term best interest to be known as an organization offering the opportunity to achieve superior remuneration in the industry. The Company believes the vast majority of such remuneration should be contingent on achieving outstanding results and, indeed, makes bonuses subject to achievement of goals the Committee sets and, further, makes annual grants of equity incentives subject to partial or total forfeiture subject to achievement of goals set by the Committee. The Compensation Committee’s policy to provide the opportunity for top level compensation and incentives for extraordinary results has been essentially unchanged for many years, and it is believed that the success of this policy is reflected by the superior results that management has achieved for the Company, as indicated by the following:

The following are highlights of the Company’s achievements for 2008:

1.	Revenues for 2008 were $4.6 billion, reflecting a five year annual compound growth rate of 18.4%. Nearly all of this growth was organic.

2.	Return on equity for 2008 was 25% and the annual average for the past five years was 27%.

3.	The Company ended the year with $355 million in cash and cash equivalents and virtually no long-term debt.

4.	Cash flow from operations for 2008 was $447 million and totaled $1.7 billion for the last five years. This funded the repurchase of approximately 49 million Company shares and the payment of $267 million in dividends during this period.

5.	During the year, the Company again received recognition from Forbes, FORTUNE, Business Week, Institutional Investor and other publications for its financial performance and the work environment it cultivates for its employees.

Each component of compensation is determined by the Compensation Committee. The Compensation Committee determines what changes, if any, should be made to continuing arrangements, such as base salaries and fringe benefits. When determining compensation for the coming year, the Compensation Committee reviews (a) the Company’s results for the prior year, (b) the issues that will confront the Company in the coming year (c) the individual performance of the executive officers, (d) the need to set compensation at levels that promote retention and (e) such other information it deems appropriate. The Compensation Committee does not assign weights to these factors. However, the most important of these factors is the Company’s performance and, as described in this Compensation Discussion and Analysis, the vast majority of executive compensation is highly contingent upon the Company’s results. Based on its long term experience and the historical success of the Compensation Committee’s philosophy, the Compensation Committee has not recently retained a compensation consultant nor does it benchmark against a specific peer group, however, it does, from time to time, consider executive compensation at competitors and other companies, including such factors as compensation as a percentage of market capitalization. After such review, it makes its ultimate determinations using its business judgment based upon its evaluation of such information and its long term experience with the Company. While the Compensation Committee receives input from the Chief Executive Officer and Chief Financial Officer and discusses compensation with them, the ultimate decision regarding compensation is solely at the discretion of the Committee. While the Compensation Committee is responsible for executive officers’ compensation, the philosophy of providing the opportunity for superior remuneration for superior long term performance is applied to all of the Company’s professionals. The Company believes its long term success is due to its ability to attract top talent capable of superior performance and that the Company’s compensation practices are an important element in the Company’s continuing ability to attract top talent.

As part of its effort to emphasize performance based compensation, the Compensation Committee has set base salaries at levels it considers modest and which, in the case of Messrs. Messmer and Waddell, have not been increased since 1998. The Committee instead heavily weights remuneration toward performance based compensation. An examination of the Summary Compensation Table will show that the vast majority of each executive’s compensation consists of performance based restricted share awards under the stockholder approved Stock Incentive Plan and cash payments earned under the stockholder approved Annual Performance Bonus Plan. (With respect to Messrs. Messmer and Waddell, less than 4% of compensation comes from base salary.) A detailed description of how these two plans operate appears in their descriptions below under the “Grants of Plan-Based Awards” table, and such description should be read in conjunction with this Compensation Discussion and Analysis. As indicated by the descriptions of these plans in this Compensation Discussion and Analysis and below under the “Grants of Plan-Based Awards” table, the actual amounts paid are highly contingent upon the achievement of positive results. Earnings per share has been chosen as the measurement factor with respect to both of these plans because the Compensation Committee believes it is directly linked to stockholder value. The emphasis on performance based restricted share awards further ties management compensation to the interests of stockholders. If actual diluted earnings per share for the performance period do not equal or exceed the specified target that was established by the Compensation Committee, all or a portion of the award is forfeited, as described below. (Restricted share awards are not increased, even if actual diluted earnings per share exceed the target.) Even after the performance period has ended and any downward adjustment in the number of shares has been made, shares are still not released to the executive officers. The time vesting provisions must still be satisfied. Therefore, the actual value of what the executive officer ultimately receives is determined by how the Company’s stock price varies between the grant date and the vesting date. If the share price increases, then the executive officer benefits along with the Company’s stockholders. If the share price decreases, the executive officer’s ultimate payout also declines. With respect to the presently unvested portion of restricted stock grants made in recent years to the executives, such shares are currently worth significantly less than they were on the grant dates due to recent declines in the market value of the Company’s stock.

As described below in the descriptions of the Stock Incentive Plan and the Annual Performance Bonus Plan that appear under the “Grants of Plan-Based Awards” table, each award under these plans is subject to reduction or elimination depending upon final earnings per share, and only the Annual Performance Bonus Plan permits the final award to be in excess of the target award (pursuant to a set formula in the event actual earnings per share exceed target earnings per share and subject to a cap). Each year, the Committee adopts a target earnings per share for the year that it believes is realistically possible to achieve but not easily achieved. The fact that these targets are realistic but not easy goals is borne out by the fact that, with respect to the last eleven years, the annual target earnings per share set for compensation purposes was achieved five times and was not achieved six times. Whenever the target is not achieved, the award is subject to reduction, as described below under the “Grants of Plan-Based Awards” table.

Following its recent practices with respect to the timing of award decisions, the Compensation Committee (a) made restricted stock grants for the 2008 performance period to executive officers under the Stock Incentive Plan at its October 2007 meeting, (b) set target bonuses for 2008 under the Annual Performance Bonus Plan at its February 2008 meeting and (c) adopted the same target earnings per share for both plans for 2008 at its February 2008 meeting. Adopting the target earnings per share at the February 2008 meeting allowed the Compensation Committee to have final 2007 results before it set performance targets for 2008. For the 2009 performance period, the Compensation Committee has chosen to modify the timing with respect to restricted stock grants. (Its timing with respect to the setting of target bonuses and the adoption of earnings per share targets has not changed.) During 2008, the Compensation Committee received information indicating that some readers of the Company’s proxy statement were viewing the October 2007 grants as 2007 compensation for performance purposes, even though such grants were part of 2008 compensation. The requirement to include performance based restricted share grants in the 2007 Grants of Plan-Based Awards table based upon grant date, rather than performance period, may have led some readers to take this approach. To address this the Compensation Committee did not make restricted stock grants for 2009 at its October 2008 meeting. Instead, restricted stock grants for 2009 were made in February 2009, at the same time the target bonuses for 2009 and performance conditions for 2009 were determined. Because all of such compensation was granted in 2009 and relates to 2009, information regarding these grants and decisions will be disclosed, in accordance with Securities and Exchange Commission regulations, in the Company’s proxy statement for its 2010 Annual Meeting of Stockholders.

As is its customary practice, in setting the target earnings per share, the Compensation Committee considered the Company’s annual strategic plan, consensus Wall Street estimates and other items. For 2008, the target earnings per share for purposes of the Stock Incentive Plan and the Annual Performance Bonus Plan was set by the Compensation Committee at $1.90. The actual earnings per share for the year was $1.63. Pursuant to the formulas in these two plans (which formulas are not identical and are described below ~~under the “Grants of Plan-Based Awards” table~~), cash awards to each executive under the Annual Performance Bonus Plan were decreased and a portion of the restricted stock award was forfeited.

For 2008 (as for many preceding years), the Compensation Committee set target earnings per share and target bonuses under the Annual Performance Bonus Plan such that the percentage by which actual earnings per share increased or decreased over the prior year would cause an identical percentage increase or decrease in the executive officer’s bonus relative to the prior year. For example, a 10% increase in actual earnings per share would result in a 10% increase in the bonus, and a 10% decrease in earnings per share would result in a 10% decrease in bonus.

The Annual Performance Bonus Plan provides that bonuses shall be computed in accordance with a formula specified in the plan. The two factors determined by the Compensation Committee are the Target EPS for the year and each individual’s Target Bonus. For 2008, the Compensation Committee chose for the Target EPS the internal forecast that had been adopted by the entire Board of Directors, which forecast was $1.90 per share. This Target EPS for 2008 represented a 4.97% increase over the actual earnings per share of $1.81 achieved for 2007. The Compensation Committee then determined that a 4.97% increase in earnings per share performance should result in a 4.97% increase in bonus. It therefore set each individual’s Target Bonus for 2008 at 4.97% more than his actual bonus for 2007, except for the Target Bonus for Michael C. Buckley, who was given a larger Target Bonus to reflect increased responsibilities.

Pursuant to the pay for performance formula in the Annual Performance Bonus Plan, any variation in actual earnings per share from Target EPS results in a corresponding variation in actual bonus from Target Bonus by the same percentage. Because actual earnings per share for 2008 was $1.63, which is 85.8% of the Target EPS of $1.90, each executive officer’s 2008 actual bonus was 85.8% of his Target Bonus.

The Compensation Committee, at its February 2009 meeting, adopted the same proportional approach for 2009 cash bonuses under the Annual Performance Bonus Plan. In light of present economic conditions, it is currently anticipated that the Company’s earnings per share for 2009 may decrease significantly from 2008. If such significant decrease occurs, then cash bonuses for 2009 will also then decrease significantly by the same proportional amount.

When making its determination with respect to its annual discretionary grant of restricted shares to each executive, the Compensation Committee considers such items as the value of the previous year’s grant, the number of shares granted the previous year, the price of the Company’s stock, the performance of the Company in the prior year, the target EPS the Committee has set for the coming year, the levels of other compensation granted to the executive and the total compensation package for the executive. The Compensation Committee does not assign weights to individual items. Rather the Compensation Committee exercises its business judgment based, in large part, on the Compensation Committee’s long-term experience in compensating the management team in a manner that incents them to produce favorable results for shareholders consistently.

The restricted stock grants for 2008 were made by the Compensation Committee at its October 31, 2007 meeting. At that time, when the Compensation Committee considered the factors discussed above, it noted that the Company’s earnings per share for the preceding nine months had grown approximately 10% compared to the same period for the prior year, and the Compensation Committee expected the Company to finish the year with this growth rate (which indeed happened). Based on this, and keeping in mind the Compensation Committee’s philosophy to pay superior remuneration for superior long term performance, the Compensation Committee determined to grant awards with the same dollar value for 2008 as it did for 2007. Since the grant date fair value was the same for both the 2007 and 2008 restricted stock awards, the number of shares granted for 2008 exceeded the number granted for 2007 based on a difference in the price of the Company’s stock. However, and again consistent with the philosophy that the majority of compensation should be contingent on achieving outstanding results, the actual number of shares retained by executives depends on satisfaction of the performance condition of Target EPS for 2008 and satisfaction of the time-based vesting.

Pursuant to the formula for the Stock Incentive Plan, the actual earnings per share are divided by the target earnings per share, yielding a “Performance Goal Ratio.” The “Multiplier” used to determine actual retention of restricted stock grants is defined as (a) 1, if the Performance Goal Ratio is equal to or exceeds 0.9, (b) 0, if the Performance Goal Ratio is less than 0, or (c) 0.1 plus the Performance Goal Ratio in all other cases. After the Multiplier is determined, it is multiplied by each executive officer’s restricted stock grant to determine how many shares he may retain. Any shares in excess of this product are forfeited. For 2008, the Performance Goal Ratio was 0.858, which equals the actual earnings per share of $1.63 divided by the target earnings per share of $1.90. The Multiplier based on a Performance Goal Ratio of 0.858 is equal to 0.958 (0.1 plus the Performance Goal Ratio) resulting in retention and forfeiture of each executive officer’s restricted stock grant for 2008 as listed in the table below:

Name	Target Restricted Stock Award	Multiplier	Shares Retained	Shares Forfeited
Harold M. Messmer, Jr.	244,515	0.958	234,220	10,295
M. Keith Waddell	166,986	0.958	159,955	7,031
Paul F. Gentzkow	119,276	0.958	114,254	5,022
Robert W. Glass	36,975	0.958	35,418	1,557
Michael C. Buckley	27,433	0.958	26,278	1,155

The Compensation Committee has also exercised negative discretion. When the target earnings per share was set with respect to the Stock Incentive Plan and the Annual Performance Bonus Plan for 2005, it was done on the assumption that certain proposed accounting rules that would negatively impact earnings per share would be adopted and made applicable during the year. When the accounting rules were not adopted, the result was an increase in earnings per share that had nothing to do with performance. At year end, the Compensation Committee made appropriate adjustment in the awards so that management would not receive a benefit from this non-performance related factor.

In 2008, the executive officers agreed to adjust the vesting schedule of their last two restricted stock grants so as to delay a portion of the vesting. Previously, the November 2006 and October 2007 grants had each provided, in addition to their performance conditions, that 50% of the grant would vest after two years and 50% of the grant would vest after four years. These vesting schedules were amended to provide that 100% of each grant would vest four years after grant. The executive officers agreed to the delayed vesting of their last two restricted stock grants, because the requirement that the Summary Compensation Table reflect restricted stock awards using the FAS 123(R) expense rather than fair value on the date of grant created an anomaly that the Company’s Compensation Committee and the executive officers wished to address. By adjusting the vesting schedule so that 100% of the grant vests after four years, rather than 50% vesting after the first two years and the remaining 50% vesting after four years, the artificial, and potentially confusing, effects of FAS 123(R) were dampened. No payment or other form of compensation was paid or given to the executive officers in connection with this change.

As described below in the description of the Stock Incentive Plan under the “Grants of Plan-Based Awards” table, restricted stock grants receive any dividends that are declared with respect to the Company’s outstanding shares. Of the total dividends paid on restricted shares in 2008, the amount of dividends received and retained for the forfeited shares in 2008 for the named executive officers ranged from $624 for Mr. Buckley to $5,559 for Mr. Messmer. In February 2009, the Compensation Committee amended the Stock Incentive Plan to provide that, while the performance condition is pending, dividends will not be paid on a restricted share award. Instead, any such dividends shall accrue and be paid only after the final determination has been made as to whether or not the performance condition has been satisfied. If a portion of the award is forfeited, a like portion of the accrued dividends will also be forfeited.

When considering the numbers in the Summary Compensation Table, it is important to note that under Securities and Exchange Commission regulations, the amount disclosed in the table for equity awards is determined by accounting rules, and may vary widely from the value of the award on the grant date or the value actually realized by the executive officer. For example, even though the Company has granted no options since 2004, the Summary Compensation Table still reflects option compensation for the last three years, because accounting rules still required a charge to earnings in each of those years related to prior grants. Similarly, the amounts in the table under the caption Stock Awards are the amounts expensed in that year in the Company’s financial statements, and relate to restricted shares granted in that year and in prior years. In addition, the amount expensed in the Company’s financial statements, which is the basis for calculating the value shown in the Summary Compensation Table, is derived using the fair market value of the stock on the date the performance condition is established, which, if the grant is made on an earlier date, will likely vary from the fair market value on the grant date and will also likely vary from the fair market value on the date that the shares are released to the executive following satisfaction of the performance condition and the time vesting requirements.

The Company has not granted options to executive officers since October 2004. The Compensation Committee currently has no plans to make option grants in the future, but reserves the right to do so.

The Compensation Committee believes that awards under the Stock Incentive Plan and the Annual Performance Bonus Plan, considered in the context of each individual’s total compensation package and the conditions applicable to such awards, are at levels necessary for retention of the current executive officers so that they can continue to provide superior results to stockholders. It also believes that the ratio of total compensation among the Named Executive Officers is appropriate for purposes of internal equity.

As indicated by the tables appearing below, in addition to the foregoing compensation, each executive also participates in non-tax-qualified deferred compensation arrangements. The Compensation Committee considers deferred compensation arrangements to be appropriate for a corporation of similar size to the Company, and, in light of the moderate salaries, long service and historical results of management, believes that the amounts have been set at reasonable levels, particularly in light of the fact that the Company does not have tax-qualified retirement arrangements for these executives. The Committee does not believe it is appropriate to offset these benefits by performance based compensation because these arrangements serve different purposes and both are at levels the Committee believes to be reasonable. A detailed description of how the deferred compensation arrangements operate is set forth below in the two paragraphs under the “Nonqualified Deferred Compensation” table.

The Stock Incentive Plan and Annual Performance Bonus Plan have been drafted to comply with Section 162(m) of the Internal Revenue Code. Compensation in compliance with such Section is fully deductible for income tax purposes. The other components of compensation are subject to the limitations of Section 162(m), which provides that any amounts above $1,000,000 paid in one year to certain executive officers are not tax deductible. In the past, such items have not exceeded $1,000,000 in one year for any individual, so there has been no limitation of tax deductibility. In 2008, the Compensation Committee adopted amendments to various plans and agreements to comply with Section 409A of the Internal Revenue Code.

In determining executive compensation, the Compensation Committee considers, among other factors, the possible tax consequences to the Company and to the executives. However, tax consequences, including but not limited to tax deductibility by the Company, are subject to many factors (such as changes in the tax laws and regulations or interpretations thereof and the timing and nature of various decisions by executives regarding options and other rights) that are beyond the control of either the Compensation Committee or the Company. In addition, the Compensation Committee believes that it is important for it to retain maximum flexibility in designing compensation programs. For all of the foregoing reasons, the Compensation Committee, while considering tax deductibility as one of its factors in determining compensation, will not necessarily limit compensation to those levels or types of compensation that will be deductible. The Compensation Committee will, of course, consider alternative forms of compensation, consistent with its compensation goals, that preserve deductibility.

Various agreements, as described elsewhere in this Proxy Statement, provide for severance benefits in the event of a termination of employment before or after a change in control. (See the discussion below in connection with the “Nonqualified Deferred Compensation” table and the discussion below under the heading “Employment Agreement and Potential Payments upon Termination or Change in Control.”) As indicated by such text, the triggering events and benefits vary among each such arrangement, plan or agreement. Such triggering events and benefits were selected by the Compensation Committee in the light of competitive conditions and customary practices at the time of their implementation and the Committee believes that they continue to be reasonable.